RREEF America, L.L.C,
STOCKS REQUIRING "13D" REPORTING
November 30, 2000

Percentage: 	10.00

	Shares	Reporting	Quantity
Stocks	Outstanding*	Level*	Managing*
------------------------------	-----------	----------	----------

CHELSEA GCA REALTY INC COM	15941	1594	2548


* Quantities are expressed in units of thousands.